DALRADA HOME – MUNDIAL FINANCIAL GROUP

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Nicole Torres

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Dalrada Home

Regulation CF Offering

Securities offered by
Mundial Financial Group

Dalrada Home's Heat Pumps combine high efficiency, global market reach, pioneering technology, and comprehensive R&D efforts. With our extensive network of partners and a deep understanding of various market needs, our heat pump is not only easy to sell but also a preferred choice for customers worldwide.

Dalrada Home Heat Pumps

This cutting-edge technology is widely used throughout Europe, but the U.S. market remains completely untapped. By introducing this 'new' technology to the U.S., we aim to establish ourselves as a leading authority in this space.

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